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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                AMENDMENT ONE FOR
                                    CADIZ INC
                            -------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                        --------------------------------
                         (Title of Class of Securities)


                                   1275372076
                                ----------------
                                 (CUSIP Number)


                                   04/10/2006
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]      Rule 13d-1(b)

     [X]      Rule 13d-1(c)

     [ ]      Rule 13d-1(d)


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-------------------------                                  ---------------------
  CUSIP No. 1275372076                13G                    Page 1 of 1 Pages
-------------------------                                  ---------------------

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   1      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
          (Entities Only)

          Pictet Asset Management Limited ("PAM")

          The reporting person disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both managed by PAM.

--------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                        (b) [ ]


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   3      SEC Use Only



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   4      Citizenship or Place of Organization

          Pictet Asset Management Limited - United Kingdom

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                    5      Sole Voting Power:

      Number of            Pictet Asset Management Limited: 571,259

       Shares       ------------------------------------------------------------
                    6      Shared Voting Power:
    Beneficially
                           Pictet Asset Management Limited:  None
      Owned by
                    ------------------------------------------------------------
        Each        7      Sole Dispositive Power:

      Reporting            Pictet Asset Management Limited: 571,259

     Person With    ------------------------------------------------------------
                    8      Shared Dispositive Power:

                           Pictet Asset Management Limited:  None

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   9    Aggregate Amount Beneficially Owned by Each Reporting Person

        Pictet Asset Management Limited:  571,259

--------------------------------------------------------------------------------
  10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]



--------------------------------------------------------------------------------
  11    Percent of Class Represented by Amount in Row (9)

        Pictet Asset Management Limited:  5.04%

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  12    Type of Reporting Person:

        Pictet Asset Management Limited:  IA

--------------------------------------------------------------------------------




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Item 1.

       (a)    Name of Issuer: CADIZ INC

       (b)    Address of Issuer's Principal Executive Offices:

                 777, South Figueroa Street,
                 Suite 4250
                 Los Angeles CA 90017

Item 2

       (a)    Names of Person Filing:

              Pictet Asset Management Limited ("PAM")

       (b)    Address of Principal Business Office or, if none, Residence:

              Pictet Asset Management Limited:

                        Tower 42 Level 37
                        25 Old Broad Street
                        London  EC2N 1HQ
                        UNITED KINGDOM


       (c)    Citizenship:

              Pictet Asset Management Limited:  United Kingdom

       (d)    Title of Class Securities: Common Stock

       (e)    CUSIP Number: 1275372076

Item 3. If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) or
(c), check whether the person is A

       Not applicable.

Item 4. Ownership

       The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both are managed by PAM.

       (a)    Amount Beneficially Owned:

              Pictet Asset Management Limited: 571,259

       (b)    Percent of Class:

              Pictet Asset Management Limited:  5.04%

       (c)    Number of shares as to which such person has:

              Pictet Asset Management Limited:

              (i)    sole power to vote or to direct the vote: 571,259

              (ii)   shared power to vote or to direct the vote: None




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              (iii)  sole power to dispose or to direct the disposition of:
                     571,259

              (iv)   shared power to dispose or to direct the disposition of:
                     None

Item 5. Ownership of Five Percent or Less of a Class

       Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       See answer to Item 2 (a)

Item 8. Identification and Classification of Members of the Group

       Not applicable.

Item 9. Notice of Dissolution of the Group

       Not applicable.

Item 10. Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Date: April 10, 2006


                                      /s/ David Cawthrow
                                      ------------------------------
                                      David Cawthrow
                                      Chief Compliance Officer




                         AGREEMENT OF REPORTING PERSONS

       The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of the undersigned.


Pictet Asset Management Limited

By: /s/ David Cawthrow
    ----------------------------------------
    David Cawthrow, Chief Compliance Officer